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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 Schedule 14D-9


                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                       Jacques-Miller Income Fund L.P.-II
                      ------------------------------------
                            (Name of Subject Company)


                       Jacques-Miller Income Fund L.P.-II
                      ------------------------------------
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Patrick Foye
                              Jacques-Miller, Inc.
                        102 Woodmont Boulevard, Suite 420
                           Nashville, Tennessee 37205
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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1.   Security and Subject Company

     The name of the subject company is Jacques-Miller Income Fund L.P.-II, a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 102 Woodmont Boulevard, Suite 420, Nashville, Tennessee 37205. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership.

2.   Tender Offer of the Bidder

     This Statement relates to the tender offer of AIMCO Properties, L.P. (the "Purchaser"), to purchase up to 3,100 Units at a purchase price of $95 per Unit, less the amount of any distributions declared or made with respect to the Units from and after April 1, 1999 until payment for such Units, pursuant to the terms and conditions of an Offer to Purchase dated April 1, 1999, as supplemented on April 21, 1999 and on May 11, 1999 and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated May 11, 1999.

     The address of the Purchaser's executive offices is 1873 S. Bellaire Street, 17th Floor, Denver, Colorado 80222.

3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The Partnership's general partner is Jacques-Miller, Inc. (the "General Partner. The General Partner and the Purchaser are each controlled by Apartment Management and Investment Company ("AIMCO"), a Maryland real estate investment trust and a co-bidder in the Offer.

     Certain Relationships. The Purchaser and its affiliates do not currently own any Units. The General Partner and the Purchaser are both controlled by AIMCO.

4.   The Solicitation or Recommendation

     Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available. In this regard, including the Purchaser's offer, the Partnership is aware of two outstanding offers for Units: the Purchaser's offer at $95 per Unit; and an offer by Peachtree Partners (an unaffiliated third party) at $85 per Unit less a $100 transfer fee.

5.   Persons Retained, Employed or to be Compensated

     Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to limited partners on its behalf concerning the Offer.

6.   Certain Negotiations and Transactions by the Subject Company

     (a) No acquisitions of Units were made in the past 60 days by the Purchaser or AIMCO.

     (b) Not applicable.

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7.   Certain Negotiations and Transactions with the Subject Company.

     (a)(1) None

     (a)(2) None

     (a)(3) The Purchaser is an affiliate of the General Partner.

     (a)(4) None

     (b)    None

8.   Additional Information to be Furnished

     None.


9.   Material to be Filed as Exhibits

     The following Exhibits are filed herewith:

     Exhibit (a) - Letter to Limited Partners from the Partnership dated May 11,
                   1999.

     Exhibit (b) - None

     Exhibit (c) - None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      JACQUES-MILLER INCOME FUND L.P.-II

                                      By: Jacques-Miller, Inc.
                                          General Partner

                                          By: /s/ Patrick Foye
                                              ----------------------------------
                                              Executive Vice President


                                      Date: May 11, 1999